John H. Sellers
+1 650 843 5070
jsellers@cooley.com

September 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:                             NeoPhotonics Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 16, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 9, 2017
File No. 001-35061

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are providing this letter in in connection with the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 31, 2017 with respect to the Company’s above-referenced filings.  This letter is being sent as a followup to telephone conversations this week between the undersigned and Mr. Joshua Shainess of the Staff.

By this letter the Company is requesting an extension of 5 business days (until September 22, 2017) to provide a response to the Comments. The Company respectfully advises the Staff that it is working with internal accounting and management personnel as well as the Company’s independent auditing firm and outside legal counsel to prepare the response. The Company is requesting additional time to respond due to the fact that the Company’s principal executive officer and principal financial officer were travelling internationally at the time that the Comments were received, as well as the fact that the Company’s finance personnel were substantially occupied with working to complete the Company’s new credit facility with Wells Fargo Bank, which was signed on September 8, 2017 and reported on a Form 8-K filed on September 11, 2017. As a result, the Company would be appreciative of having additional time to review prior records in order to respond to the Comments and coordinate discussion among appropriate individuals at the Company and its outside advisors.

Please contact me at (650) 843-5070 with any questions or if the Staff would like to further discuss the Company’s request for the extension of time to respond to the Comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers

cc:                                Timothy S. Jenks, NeoPhotonics Corporation
                                                Elizabeth Eby, NeoPhotonics Corporation
                                                Judi Otteson, NeoPhotonics Corporation
                                                David Ambler, Cooley LLP

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